[redacted] UNITED STATES

04015692

AND EXCHANGE COMMISSION
ashington, D.C. 20549

BD 3/17 8-13464

CM 3-22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

SEC FILE NUMBER
~~8-BD-13464~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nuveen Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Margaret E. Wilson — (312) 917-6801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, Margaret E. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Investments, LLC, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
BARBARA B. SCHROAT
Notary Public, State of Illinois
My Commission Expires 6/12/04

Margaret E. Wilson
Signature

Senior Vice President, Finance
Title

Barbara B. Schroat
Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUVEEN INVESTMENTS, LLC

Balance Sheet

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Nuveen Investments, LLC:

We have audited the accompanying balance sheet of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Nuveen Investments, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 16, 2004, except as to
Note 4, which as of February 27, 2004

NUVEEN INVESTMENTS, LLC
Balance Sheet
December 31, 2003
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	148,111
Receivables:		
Distribution fees		3,067
Brokers and dealers		1,305
Customers		263
Interest		83
Due from affiliates		18,373
Other		6,676
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $40,664		23,464
Other investments		148
Other assets		25,198
	$	226,688

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold under agreements to repurchase	$	99,502
Payables:		
Brokers and dealers		1,402
Customers		2,469
Accrued compensation and other expenses		12,086
Current income taxes payable, net		8,593
Deferred tax liability, net		2,617
Other liabilities		6,880
Total liabilities		133,549
Stockholder's equity:		
Capital stock, $5 par value, 20,000 shares authorized, 2,200 shares issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		82,520
Total stockholder's equity		93,139
	$	226,688

See accompanying notes to balance sheet.

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

This balance sheet reflects the accounts of Nuveen Investments, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent"), which is substantially owned by The St. Paul Companies, Inc.

Nuveen Investments, LLC, a registered broker/dealer in securities under the Securities Exchange Act of 1934, provides investment product distribution and related services for managed funds and, through March of 2002, sponsored and distributed defined portfolios (unit investment trusts).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash. Included in cash and cash equivalents are $5,974,847 of treasury bills segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Purchased Under Agreements to Resell / Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which such securities will be subsequently resold or repurchased, including accrued interest. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations that may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities underlying the agreements to resell or enter into tri-party agreements, which include segregation of the collateral by an independent third party for the benefit of the Company. The Company monitors the value of these securities daily and, if necessary, obtains additional collateral to assure that the agreements are fully secured. At December 31, 2003, the Company did not have any securities purchased under agreements to resell with

Summary of Significant Accounting Policies (Continued)

the Parent.

The Company utilizes resale agreements to invest cash not required to fund daily operations. Such resale agreements typically mature on the day following the day in which the Company enters into such agreements. Since these agreements are highly liquid investments, readily convertible to cash, and mature in less than three months, the Company includes these amounts in cash equivalents for balance sheet and cash flow purposes. At December 31, 2003, the Company had $99,502,000 of securities sold under agreements to repurchase with the Parent.

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in other revenue. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts.

In the normal course of business, the Company purchases municipal bonds as part of its clearing function for an affiliate, defined portfolios, and, from time to time, U.S. government obligations. The Company also invests funds not currently used in its operations in securities purchased under agreements to resell and in money market funds. At December 31, 2003, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment, primarily computer equipment, is depreciated on a straight-line basis over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. The Company capitalizes certain costs incurred in the development of internal-use software. Software development costs are amortized on a straight-line basis over a period of not more than five years.

Other Investments

Other investments consist primarily of investments in common stock, which are carried at market. Other investments also include investments of $72,513 in certain Company-sponsored mutual funds and exchange-traded funds, which are carried at market value.

Summary of Significant Accounting Policies (Continued)

Other Assets

Other assets consist primarily of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are being amortized over the lesser of the Securities and Exchange Commission Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

Income Taxes

Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal and state income taxes are computed on income taxable under applicable tax laws and on a separate return basis. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Although valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts expected to be realized, there were no deferred tax asset valuation allowances at December 31, 2003.

(2) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's balance sheet at December 31, 2003 are shown in the following table:

	(in thousands)
Gross deferred tax assets:	
Accrued postretirement benefit obligation	$ 3,132
Book amortization/depreciation in excess of tax amortization/depreciation	2,805
Non-qualified pension	357
Construction abatement	679
Other	907
Gross deferred tax assets	7,880
Gross deferred tax liabilities:	
Prepaid pension costs (qualified plan)	1,807
Deferred commissions and offering costs	3,815
Internally developed software	4,875
Gross deferred tax liabilities	10,497
Net deferred tax liability	$ 2,617

The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these future tax deductions.

(3) Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery, and underwriting commitments. Estimated profits and losses on those commitments are reflected in the financial statements at year-end.

Minimum rental commitments for office space and equipment, including estimated escalation for insurance, taxes, and maintenance for the years 2004 through 2006 and thereafter are as follows:

Year	Commitment (in thousands)
2004	$63
2005	65
2006	34
Thereafter	-

The lease for the Company's headquarters is held in the name of the Parent and is therefore not included as an obligation of the Company.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2003 the Company's net capital ratio was 1.94 to 1 and its net capital was approximately $14,755,000 which is $12,842,000 in excess of the required net capital of $1,913,000.